ORRICK, HERRINGTON & SUTCLIFFE LLP 1000 Marsh Road Menlo Park, CA 94025 Tel (650) 614-7400 Fax (650) 614-7401 WWW.ORRICK.COM
January 29, 2009
VIA EDGAR AND OVERNIGHT MAIL
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SINA Corporation (the “Company” or “SINA”)
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed June 30, 2008
File no. 0-30698
Dear Ms. Collins:
This letter is in response to your letter dated January 9, 2009, which sets forth the Staff’s supplemental comments regarding the Form 20-F for the Fiscal Year Ended December 31, 2007 of SINA Corporation (the “Original Form 20-F”).
Please note that the Staff’s comments are in bold, with the numbers corresponding to those set forth in your letter, followed by the Company’s response.
1.	We note in your response that the Company acknowledges that “the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.” Please be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, please provide these acknowledgments, in writing, that includes a signature of a representative of the Company.
The Staff’s comment is noted. Please see the last page of this letter.
2.	We note that your response included a proposed draft for Amendment no. 1 to the December 31, 2007 Form 20-F. We further note that your response to our prior comments 3, 6 and 11 indicate that the Company will revise your disclosures in “future filings.” Please note that if the Company intends to file a Form 20-F/A, it will be considered a future filing and therefore, you should include all revised disclosures, as indicated. In addition, you should consider additional revisions, if any, resulting from the Staff’s comments herein.

The Staff’s comment is noted. Rather than filing an amendment to the Original Form 20-F, the Company will address the comments raised in the Staff’s letter to the Company dated October 31, 2008 (the “Prior Letter”) and in the Staff’s January 9th letter in the Company’s Form 20-F filing for the Fiscal Year Ended December 31, 2008 (the “Next Form 20-F Filing”). Please see specific proposed responses below (numbers referenced below correspond to the numbers for the Staff’s comments in the Prior Letter).
Prior Comment 3
The Company is proposing to make the additional disclosure set forth in the fourth paragraph below in its Next Form 20-F Filing (information for fiscal 2007 is used below for illustrative purposes only and will be updated for fiscal 2008 in the Next Form 20-F Filing):
Overview
     We are an online media company and value-added information services provider in China and the global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, we provide services through five major business lines including SINA.com (online news and content), SINA Mobile (mobile value-added services “MVAS”), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise solutions) and SINA E-Commerce (online shopping). Together these provide an array of services including region-focused online content channels, communication and community-based tools, audio and video streaming, casual games, search and directory, classified listings, MVAS, e-commerce and enterprise e-solutions. In turn, we generate revenues through advertising, MVAS and other fee-based services. Advertising and MVAS are currently the major sources of our revenues and we expect this trend to continue in the near term.
     The primary focus of our operations is in China, where we derive the majority of our revenues. Our operations in China are conducted primarily through significant wholly-owned subsidiaries, including Sina.com Technology (China) Co., Ltd., Beijing New Media Information Technology Co. Ltd., Fayco Network Technology Development (Shenzhen) Co. Ltd. and Beijing SINA Internet Technology Service Co. Ltd. and significant VIEs, including the ICP Company, Xunlong, Star VI, Wangxing and the IAD Company.
     As of December 31, 2007 and 2006, we have accumulated earnings of $123.7 million and $66.0 million, respectively. We have funded our operations and capital expenditures primarily using the net proceeds raised through the sale of preference shares prior to our initial public offering and the sale through our ordinary shares in the initial public offering and cash generated from operations. We raised additional capital through the issuance of zero-coupon, convertible, subordinated notes in July 2003. We intend to continue our investment in the development and enhancement of our products, content and services, as well as investment in sales and marketing. If we are unable to generate sufficient net income from our operations in the future, we may have to finance our operations from the current funds available or seek equity or debt financing.
     Our advertising business in China was robust in fiscal year ended December 31, 2007, taking advantage of a strong local economy, growth in Internet users and a shift of advertising budgets from traditional media to online media. We view online advertising as our core business and have invested in the development of new products and product enhancements, such as blog, video podcasting and email. In the MVAS space, we saw our business deteriorate from a year ago, resulting mainly from changes in operator policies. Given the relative uncertain operating environment of the MVAS business in China, we took measures to control costs.

Prior Comment 6
As of December 31, 2007, the Company had approximately 2,080 full-time employees and 170 contractors among the various departments. Since these part-time contractors accounted for 7.5% of the Company’s total workforce, the Company did not consider the amount sufficiently material to necessitate disclosure in the Original 20-F. If the percentage increases materially in the future, the Company will disclose the number of temporary employees in its Form 20-F filings.
Prior Comment 11
The Company is proposing to make the following disclosure in its Next Form 20-F Filing:
     As of the end of the period covered by this annual report, we carried out an evaluation, under the supervision of, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective to enable us to record, process, summarize and report information required to be included in our reports that we file or submit under the Exchange Act within the time periods required.
3.	We note your response to our prior comment 17 where you provided a roll forward of the accrued advertising rebates. We further note your disclosures on page 5 where you indicate that due to consolidations in the advertising industry; the bigger agencies may demand larger sales rebates in the future, which could reduce the Company’s revenue growth. Considering the significance of the rebates to total advertising revenue, tell us how you considered including a discussion in your Operating Results disclosures with regards to these pricing adjustments and the effects they have had on your revenues for each period presented. In this regard, it appears that your current disclosures do not provide investors much insight into the trends and uncertainties of these rebates and their impact on your revenues. We refer you to SEC Release 33-8350.
The Company is proposing to make the following disclosure in its Next Form 20-F Filing under “Item 5. Operating and Financial Review and Prospects— A. Operating Results—Net revenues”:
     In 2008, approximately [ ]% of our advertising revenues came through advertising agencies. Some advertising agencies have been seeking consolidation in the market. If such trend continues, the bigger agencies could have more bargaining power and may demand larger sales rebates, which could reduce our revenue growth. As an example, a [ ]% increase in rebates to our ten largest advertising agencies in 2008 would have reduced our revenue growth in 2008 from the prior year by [ ]%.
4.	In response to our prior comment 5, you state in your letter that “[a]part from the employment and change of control agreement with Mr. Charles Chao, the Company does not have any agreements with the other directors and/or executive directors.” We note that your exhibit list indicates that the Company has change of control agreements with Yan Wang, Chairman of the Board, and Hurst Lin, a director of the Company. You also state on page 70 of your Form 20-F that you “have entered into indemnification agreements with [y]our officers and directors.” We note your response that the Company does not need to file the agreements in reliance upon Instruction 4(c)(v) to the exhibits of Form 20-F. However, in future filings please specify in your discussion the directors and/or executive directors with whom you have entered into employment agreements, change of control agreements, and indemnification agreements.
The Staff’s comment is noted. The change of control agreements with Yan Wang and Hurst Lin will be deleted from the exhibit list of the Next Form 20-F Filing as those agreements were terminated when they resigned as employees. The Company will identify the directors and executive officers with whom the Company has entered into indemnification agreements in its Next Form 20-F Filing.
5.	We note from your response to our prior comment 14 that the “rights and obligations of operator” as stipulated in the terms of the agreement between the Company and the mobile operators indicate that the operator is responsible for customer inquiries and complaints related to the operator’s network and the service provider is responsible for customer inquiries and complaints related to MVAS. We further note that both the Company and the operator bear credit risk for the services they perform. Please explain further how you determined that recognizing revenue for the services performed by the operator (i.e. transmission and billing) on a gross basis is appropriate as these factors appear to indicate that the operator is the primary obligor for the services they provide. In addition, please tell us whether the Company records an allowance for doubtful accounts for the non-advertising revenues. If so, tell us the amount of the allowance and the provision for each period presented and tell us how you determined such amounts.
As the Company understands from its discussion with the Staff, this comment 5 relates to the Staff’s comment 13 in the Prior Letter (“Comment 13”).
Paragraph 7 of Issue No. 99-19 discusses the concept of “primary obligator” as the party “responsible for providing the product or service desired by the customer.” Under the Company’s fact pattern for recognizing revenue on a gross basis as described in the response to Comment 13, the service desired (ordered) by the customer is the MVAS. The Company believes that it is the primary obligor of the MVAS due to the following terms:
•	the MVAS is marketed and delivered under the Company’s brand;

•	the MVAS is sent (fulfilled) from the Company’s own delivery servers to customers through the operator’s transmission network; and

•	customer inquiries and complaints related to the MVAS are handled by the Company (under the service agreements between the Company and the operator, the operator is contracted to handle inquiries and complaints related to transmissions, billing and collections from customers; operators do not have service agreements with customers related to the MVAS provided by the Company).
In addition, the Company, as the service provider, sets the volume of content to be delivered for each MVAS offered. Imbalance fees are levied on transmissions beyond a certain volume set by the operators. Regardless of whether the customer pays, the Company is liable for paying the imbalance fees to operators, i.e., the Company bears the credit risk related to such fees (In contract, under a content provider arrangement with the operator, the operator is the fulfillment party and thus, the Company as the content provider would not incur an imbalance fee nor bear the credit risk related to such fees).
In the Company’s fact pattern for recognizing revenue on a gross basis as described in the response to Comment 13, support services from the operator are limited to matters involving transmission, billing and collection. The Company believes such support services should not be considered as the “service desired by the customer,” but rather are similar to the “shipping and handling services” described under Issue No.00-10 “Accounting for Shipping and Handling Fees and Costs.” Per Issue No. 00-10, “all amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenues earned for the goods provided and should be classified as revenue.” Issue No. 00-10 then goes on to say that “A company may adopt a policy of including shipping and handling costs in cost of sales.”
The operators charge approximately 15% of the customer fee that is generally understood to be for limited transmission, billing and collection. The agreements with operators do not specifically lay out the party responsible for credit risk, nor do statements from the operators normally provide such detail. However, in 2006, certain operators made specific charges to the Company for the bad debt expenses that they incurred from MVAS customers. In addition, as stated above, the operators charge additional fees for transmission beyond limited volume (imbalance fees), and the Company bears the credit risk for such fees.
The Company notes that per Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” “none of the indicators should be considered presumptive or determinative; however, the relative strength of each indicator should be considered.” The Company believes that the transmission and billing/collection services offered by the operators are ancillary to the MVAS provided by SINA, which is analogous to shipping and handling services offered by freight companies to a goods provider. Just as a goods provider would continue to be the primary obligor even if it subcontracts shipping and handling to a freight company, the Company continues to be the primary obligor of the MVAS it provides even if transmission and billing/collection services are subcontracted to an operator.
In summary, the Company weighed the gross and net indicators (see also response to Comment 13) and concluded that the prior indicators (primary obligor, credit risk on imbalance fee, etc.) are stronger and, thus, reported the respective revenues on a gross basis.
The Company recorded an allowance for doubtful accounts of $0.8 million in 2006 and none in 2005 or 2007. Based on the published financial statements of operators, the bad debt rate is approximately 1% to 2% of their revenues. Historically, the operators did not give bad debt expense details in their statements, except for one-time claims from some operators in 2006. The Company made an allowance for doubtful account of $0.8 million for operators in 2006 based on the claims received. The Company has not received any claims since then.
6.	We note your response to our prior comment 20 that you have determined that you do not need to file the agreements with the provincial and local subsidiaries of China Mobile Communication Corporation. However, you have not provided us with an analysis to support your conclusion. We note that revenues billed via China Mobile in 2007 were $51.6 million or 20.9% of total revenue. Please respond by providing us with a quantitative analysis supporting your conclusion that the agreements are not material. In this regard, please tell us the largest part of your revenue represented by a single agreement.
As of December 31, 2007, the Company offered its MVAS pursuant to relationships with 31 provincial and local subsidiaries of China Mobile and 24 provincial subsidiaries of China Unicom. Revenues billed via provincial and local subsidiaries of China Mobile in 2007 were $51.6 million in the aggregate.
The Company’s largest single mobile contract in 2007 was with China Unicom and represented only 5% of the Company’s 2007 total revenues. As a result, the Company does not consider the China Unicom contract or any other individual contract to be material. In its Next Form 20-F Filing the Company will clarify that “revenues billed via provincial and local subsidiaries of China Mobile in 2008 were $[ ] million in the aggregate.” to avoid the inference that any single contract is responsible for a material amount of the Company’s MVAS revenues.
7.	We note your response to our prior comment 21 that you have not filed certain contracts because they are substantially identical to Exhibits 4.22 and 4.23. Form 20-F does not allow omission of these contracts even if the terms are substantially identical. Please file the agreements relating to the control of Beijing Star-Village Online Cultural Development Co., Ltd and the control agreements with Yan Wang, Tong Chen, and Hong Du.
The Staff’s comment is noted. The Company is proposing to file as exhibits to its Next Form 20-F Filing schedules identifying the other contracts omitted and setting forth the material details in which such contracts differ from the form contracts filed in accordance with Rule 12b-31 of the Securities Exchange Act of 1934.
8.	We note from your response to our prior comment 21 that a copy of the form of the pledge agreement with the Company’s employee shareholders of the VIEs was filed as Exhibit 4.48. We note that the agreement is not attached to your correspondence or to the draft amendment. Please advise.
The Staff’s request is noted. The agreement is attached herewith, which the Company is proposing to file as an exhibit to its Next Form 20-F Filing.
* * * * *
Should you have any questions or additional comments concerning the foregoing, please contact me at (650) 614-7386 or David C. Lee at (650) 614-7653 or by facsimile at (650) 614-7401. Thank you.
Sincerely,
/s/ Jerome J. Ku
Jerome J. Ku
Enclosures

cc:	Kari Jin (SEC) Jan Woo (SEC) Jay Ingram (SEC) Charles Chao (SINA Corporation) Herman Yu (SINA Corporation) David C. Lee (Orrick)

In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Acknowledged:
/s/ Herman Yu
Herman Yu
Chief Financial Officer

EXHIBIT 4.22.1
The material differences between executed Loan Agreements (the form of which is filed as Exhibit 4.22) are set forth below:

Name of Contract	Date	Party 1	Party 2	VIE Covered	Loan Amount	Ownership Amount	Ownership %
Loan Agreement	8/18/2007	Yuan Chao Yan	SINA.com Technology (China) Co.Limited	Beijing Sina Infinity Advertising Co., Ltd.	$24,165	$24,165	20.00%
Loan Agreement	8/18/2007	Huai Lin	SINA.com Technology (China) Co.Limited	Beijing Sina Infinity Advertising Co., Ltd.	$24,165	$24,165	20.00%
Loan Agreement	8/18/2007	Jie Wang	SINA.com Technology (China) Co.Limited	Beijing Sina Infinity Advertising Co., Ltd.	$24,165	$24,165	20.00%
Loan Agreement	8/18/2007	Dan Hong Lin	SINA.com Technology (China) Co.Limited	Beijing Sina Infinity Advertising Co., Ltd.	$24,165	$24,165	20.00%
Loan Agreement	8/18/2007	Tong Chen	SINA.com Technology (China) Co.Limited	Beijing Sina Infinity Advertising Co., Ltd.	$24,165	$24,165	20.00%
Loan Agreement	8/18/2007	Yan Wang	SINA.com Technology (China) Co.Limited	Beijing Sina Internet Information Service Co., Ltd.	$36,247	$36,247	1.50%
Loan Agreement	8/18/2007	Dan Hong Lin	SINA.com Technology (China) Co.Limited	Beijing Sina Internet Information Service Co., Ltd.	$543,708	$543,708	22.50%
Loan Agreement	8/18/2007	Tong Chen	SINA.com Technology (China) Co.Limited	Beijing Sina Internet Information Service Co., Ltd.	$543,708	$543,708	22.50%
Loan Agreement	8/18/2007	Hong Du	SINA.com Technology (China) Co.Limited	Beijing Sina Internet Information Service Co., Ltd.	$646,409	$646,409	26.75%
Loan Agreement	8/18/2007	Guo Min Xie	SINA.com Technology (China) Co.Limited	Beijing Sina Internet Information Service Co., Ltd.	$646,409	$646,409	26.75%
Loan Agreement	12/31/2007	Dong Duan	SINA.com Technology (China) Co.Limited	Beijing Star-Village Online Cultural Development Co. Ltd.	$362,472	$362,472	30.00%
Loan Agreement	12/31/2007	Xiao Yi Yi	SINA.com Technology (China) Co.Limited	Beijing Star-Village Online Cultural Development Co. Ltd.	$362,472	$362,472	30.00%
Loan Agreement	12/31/2007	Song Bo Li	SINA.com Technology (China) Co.Limited	Beijing Star-Village Online Cultural Development Co. Ltd.	$483,296	$483,296	40.00%
Loan Agreement	8/18/2007	Hui Xia Yan	SINA.com Technology (China) Co.Limited	Guangzhou Media Message Technologies Co. Ltd.	$483,296	$483,296	40.00%
Loan Agreement	8/18/2007	Bing Luo	SINA.com Technology (China) Co.Limited	Guangzhou Media Message Technologies Co. Ltd.	$362,472	$362,472	30.00%
Loan Agreement	8/18/2007	Bin Lin	SINA.com Technology (China) Co.Limited	Guangzhou Media Message Technologies Co. Ltd.	$362,472	$362,472	30.00%
Loan Agreement	8/18/2007	Bin Wang	SINA.com Technology (China) Co.Limited	Shenzhen Wangxing Technology Co. Ltd.	$483,296	$483,296	40.00%
Loan Agreement	8/18/2007	Shu Lue Zhang	SINA.com Technology (China) Co.Limited	Shenzhen Wangxing Technology Co. Ltd.	$362,472	$362,472	30.00%
Loan Agreement	8/18/2007	Wei Li	SINA.com Technology (China) Co.Limited	Shenzhen Wangxing Technology Co. Ltd.	$362,472	$362,472	30.00%

EXHIBIT 4.23.1
The material differences between executed Agreements on Authroization to Exercise Shareholder’s Voting Power (the form of which is filed as Exhibit 4.23) are set forth below:

Name of Contract	Date	Party 1	Party 2	VIE Covered	Loan Amount	Ownership Amount	Ownership %
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Yuan Chao Yan	SINA.com Technology (China) Co.Limited	Beijing Sina Infinity Advertising Co., Ltd.	$24,165	$24,165	20.00%
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Huai Lin	SINA.com Technology (China) Co.Limited	Beijing Sina Infinity Advertising Co., Ltd.	$24,165	$24,165	20.00%
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Jie Wang	SINA.com Technology (China) Co.Limited	Beijing Sina Infinity Advertising Co., Ltd.	$24,165	$24,165	20.00%
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Dan Hong Lin	SINA.com Technology (China) Co.Limited	Beijing Sina Infinity Advertising Co., Ltd.	$24,165	$24,165	20.00%
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Tong Chen	SINA.com Technology (China) Co.Limited	Beijing Sina Infinity Advertising Co., Ltd.	$24,165	$24,165	20.00%
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Yan Wang	SINA.com Technology (China) Co.Limited	Beijing Sina Internet Information Service Co., Ltd.	$36,247	$36,247	1.50%
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Dan Hong Lin	SINA.com Technology (China) Co.Limited	Beijing Sina Internet Information Service Co., Ltd.	$543,708	$543,708	22.50%
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Tong Chen	SINA.com Technology (China) Co.Limited	Beijing Sina Internet Information Service Co., Ltd.	$543,708	$543,708	22.50%
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Hong Du	SINA.com Technology (China) Co.Limited	Beijing Sina Internet Information Service Co., Ltd.	$646,409	$646,409	26.75%
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Guo Min Xie	SINA.com Technology (China) Co.Limited	Beijing Sina Internet Information Service Co., Ltd.	$646,409	$646,409	26.75%
Agreement on Authorization to Exercise Shareholder’s Voting Power	12/31/2007	Dong Duan	SINA.com Technology (China) Co.Limited	Beijing Star-Village Online Cultural Development Co. Ltd.	$362,472	$362,472	30.00%
Agreement on Authorization to Exercise Shareholder’s Voting Power	12/31/2007	Xiao Yi Yi	SINA.com Technology (China) Co.Limited	Beijing Star-Village Online Cultural Development Co. Ltd.	$362,472	$362,472	30.00%
Agreement on Authorization to Exercise Shareholder’s Voting Power	12/31/2007	Song Bo Li	SINA.com Technology (China) Co.Limited	Beijing Star-Village Online Cultural Development Co. Ltd.	$483,296	$483,296	40.00%
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Hui Xia Yan	SINA.com Technology (China) Co.Limited	Guangzhou Media Message Technologies Co. Ltd.	$483,296	$483,296	40.00%
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Bing Luo	SINA.com Technology (China) Co.Limited	Guangzhou Media Message Technologies Co. Ltd.	$362,472	$362,472	30.00%
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Bin Lin	SINA.com Technology (China) Co.Limited	Guangzhou Media Message Technologies Co. Ltd.	$362,472	$362,472	30.00%
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Bin Wang	SINA.com Technology (China) Co.Limited	Shenzhen Wangxing Technology Co. Ltd.	$483,296	$483,296	40.00%
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Shu Lue Zhang	SINA.com Technology (China) Co.Limited	Shenzhen Wangxing Technology Co. Ltd.	$362,472	$362,472	30.00%
Agreement on Authorization to Exercise Shareholder’s Voting Power	8/18/2007	Wei Li	SINA.com Technology (China) Co.Limited	Shenzhen Wangxing Technology Co. Ltd.	$362,472	$362,472	30.00%

EXHIBIT 4.24.1
The material differences between executed Pledge Agreements (the form of which is filed as Exhibit 4.24) are set forth below:

Name of Contract	Date	Party 1	Party 2	VIE Covered	Loan Amount	Ownership Amount	Ownership %
Pledge Agreement	8/18/2007	Yuan Chao Yan	SINA.com Technology (China) Co.Limited	Beijing Sina Infinity Advertising Co., Ltd.	$24,165	$24,165	20.00%
Pledge Agreement	8/18/2007	Huai Lin	SINA.com Technology (China) Co.Limited	Beijing Sina Infinity Advertising Co., Ltd.	$24,165	$24,165	20.00%
Pledge Agreement	8/18/2007	Jie Wang	SINA.com Technology (China) Co.Limited	Beijing Sina Infinity Advertising Co., Ltd.	$24,165	$24,165	20.00%
Pledge Agreement	8/18/2007	Dan Hong Lin	SINA.com Technology (China) Co.Limited	Beijing Sina Infinity Advertising Co., Ltd.	$24,165	$24,165	20.00%
Pledge Agreement	8/18/2007	Tong Chen	SINA.com Technology (China) Co.Limited	Beijing Sina Infinity Advertising Co., Ltd.	$24,165	$24,165	20.00%
Pledge Agreement	8/18/2007	Yan Wang	SINA.com Technology (China) Co.Limited	Beijing Sina Internet Information Service Co., Ltd.	$36,247	$36,247	1.50%
Pledge Agreement	8/18/2007	Dan Hong Lin	SINA.com Technology (China) Co.Limited	Beijing Sina Internet Information Service Co., Ltd.	$543,708	$543,708	22.50%
Pledge Agreement	8/18/2007	Tong Chen	SINA.com Technology (China) Co.Limited	Beijing Sina Internet Information Service Co., Ltd.	$543,708	$543,708	22.50%
Pledge Agreement	8/18/2007	Hong Du	SINA.com Technology (China) Co.Limited	Beijing Sina Internet Information Service Co., Ltd.	$646,409	$646,409	26.75%
Pledge Agreement	8/18/2007	Guo Min Xie	SINA.com Technology (China) Co.Limited	Beijing Sina Internet Information Service Co., Ltd.	$646,409	$646,409	26.75%
Pledge Agreement	12/31/2007	Dong Duan	SINA.com Technology (China) Co.Limited	Beijing Star-Village Online Cultural Development Co. Ltd.	$362,472	$362,472	30.00%
Pledge Agreement	12/31/2007	Xiao Yi Yi	SINA.com Technology (China) Co.Limited	Beijing Star-Village Online Cultural Development Co. Ltd.	$362,472	$362,472	30.00%
Pledge Agreement	12/31/2007	Song Bo Li	SINA.com Technology (China) Co.Limited	Beijing Star-Village Online Cultural Development Co. Ltd.	$483,296	$483,296	40.00%
Pledge Agreement	8/18/2007	Hui Xia Yan	SINA.com Technology (China) Co.Limited	Guangzhou Media Message Technologies Co. Ltd.	$483,296	$483,296	40.00%
Pledge Agreement	8/18/2007	Bing Luo	SINA.com Technology (China) Co.Limited	Guangzhou Media Message Technologies Co. Ltd.	$362,472	$362,472	30.00%
Pledge Agreement	8/18/2007	Bin Lin	SINA.com Technology (China) Co.Limited	Guangzhou Media Message Technologies Co. Ltd.	$362,472	$362,472	30.00%
Pledge Agreement	8/18/2007	Bin Wang	SINA.com Technology (China) Co.Limited	Shenzhen Wangxing Technology Co. Ltd.	$483,296	$483,296	40.00%
Pledge Agreement	8/18/2007	Shu Lue Zhang	SINA.com Technology (China) Co.Limited	Shenzhen Wangxing Technology Co. Ltd.	$362,472	$362,472	30.00%
Pledge Agreement	8/18/2007	Wei Li	SINA.com Technology (China) Co.Limited	Shenzhen Wangxing Technology Co. Ltd.	$362,472	$362,472	30.00%

Share Pledge Agreement
This Share Pledge Agreement is entered into in Haidian District, Beijing between the following parties on dd (Day) mm (Month) yy (Year):
Party A: Shareholder(hereinafter referred to as the “Pledgor”)
ID No.:
Party B: SINA.com Technology (China) Co., Ltd. (hereinafter referred to as the “Pledgee”)
Address: Room 1506, Ideal Plaza, 58 Bei Si Huan Xi Road, Haidian District, Beijing
Whereas:
(1)	The Pledgor is a shareholder of AAA Co., Ltd. (hereinafter referred to as “AAA Company”), and owns ZZ% of AAA Company’s shares;

(2)	All of the Pledgor’s investments in AAA Company were sourced from the loan(s) provided by the Pledgee to the Pledgor in accordance with an agreement between the Pledgor and the Pledgee regarding the aforesaid loan(s) (hereinafter referred to as the “Loan Agreement”), the Pledgor bears RMB x Yuan of debt to the Pledgee;

(3)	The Pledgor and the Pledgee entered into an Agreement on Authorization to Exercise Shareholder’s Voting Power (the “Share Rights Agreement”) on dd (Day) mm (Month) yy (Year), and according to the Share Rights Agreement, in the case that the Pledgor breaches the Share Rights Agreement, the Pledgor shall pay liquidated damages;

(4)	AAA Company and the Pledgee entered into a “Trademark License Agreement” on dd (Day) mm (Month) yy (Year), and according to the Trademark License Agreement, AAA Company shall pay corresponding royalties for trademark licensed by the Pledgee to AAA Company;

(5)	AAA Company and the Pledgee entered into a “Technical Services Agreement” on dd (Day) mm (Month) yy (Year), and according to the Technical Service Agreement, AAA Company shall, as the case may be, pay corresponding technology transfer fee, technology license fee, technical service fee, equipment assignment fee and/or equipment rental, etc. to the Pledgee;

(6)	The Pledgor agrees to pledge all of its shares in AAA Company and all other rights relevant to the said share rights to the Pledgee as a collateral security for the Pledgor to pay off all debts to the Pledgee and for AAA Company to perform its payment obligation pursuant to the Trademark License Agreement and the Technical Services Agreement and other relevant obligations; the Pledgee agrees to accept such security.
Therefore, both parties agree as follows after equal and friendly negotiations:
1	Interpretation and Definitions

1.1	In this Agreement, unless otherwise specified in the context, the following terms shall be interpreted according to their respective meanings defined in the following clauses.

1.2	Secured Debts: shall mean the following debts:
1.2.1	all the principal, interest, overdue interest, liquidated damages, indemnities which the Pledgor shall pay to the Pledgee under the Loan Agreement, as well as all expenditures (including the lawyer’s fee) and other amounts paid by the Pledgee for enforcing its rights under the Loan Agreement when the Pledgor breaches the Agreement;
1.2.2	all liquidated damages which the Pledgor shall pay to the Pledgee under the Share Rights Agreement, the interest of the liquidated damages, the overdue interest, as well as all expenditures (including the lawyer’s fee) and other amounts paid by the Pledgee for enforcing its rights under the Share Rights Agreement when the Pledgor breaches the Share Rights Agreement;

1.2.3	all royalties for trademark license, the liquidated damages and other relevant fees which AAA Company shall pay to the Pledgee under the Trademark License Agreement, as well as all expenditures (including the lawyer’s fee) and other amounts paid by the Pledgee for enforcing its rights under the Trademark License Agreement when AAA Company breaches the Agreement;

1.2.4	the technology transfer fee, technology license fee, technical service fee, equipment assignment fee and/or equipment rental, etc., the liquidated damages and other relevant fees, which AAA Company shall pay to the Pledgee under the Technical Services Agreement, as well as all expenditures (including the lawyer’s fee) and other amounts paid by the Pledgee for enforcing its rights under the Technical Services Agreement when AAA Company breaches the Technical Services Agreement.
1.3	Pledged Rights: shall mean the Pledgor’s shares in AAA Company and all other rights relevant to such shares. Specifically, the Pledged Rights include but are not limited to the following rights:
1.3.1	all dividends, profit distributions, extra dividends, allocated shares and any other kind of funds relevant to the Pledged Rights, as well as corresponding rights and interests, which the Pledgor shall be entitled to receive from AAA Company at present or in the future;

1.3.2	the rights enjoyed by the Pledgor in determining AAA Company’s operational guidelines, investment plans and other major matters as well as on electing and changing directors and supervisors, which are corresponding to the Pledged Rights it holds;

1.3.3	all interests warranted, confirmed and promised by other parties under AAA Company’s articles of association and other organizational documents to the Pledgor;

1.3.4	the Pledgor’s right of claiming against any party to AAA Company’s articles of association or any other organizational document for compensation due to any breach;

1.3.5	the Pledgor’s right of consenting to or opposing the rescission, amendment or termination of AAA Company’s articles of association and other organizational documents due to the Pledged Rights it holds;

1.3.6	Other powers and rights relevant to the Pledged Rights, which the Pledgor is entitled to according to relevant laws and regulations of China as well as AAA Company’s articles of association and other organizational documents.
2	Pledge of Stock Rights

2.1	The Pledgor warrants that it will, pursuant to the Loan Agreement and the Share Rights Agreement, pays off relevant debts to the Pledgee, and meanwhile provide guaranty for AAA Company to perform the payment obligation and other relevant obligations under the

Trademark License Agreement and the Technical Services Agreement. Therefore, the Pledgor agrees to pledge the Pledged Rights to the Pledgee.
2.2	The Pledgor shall, on the date of execution of this Agreement, submit to the Pledgee the following documents:
2.2.1	the investment certificate issued by AAA Company to the Pledgor evidencing that the Pledgor lawfully holds the Pledged Stock Rights;

2.2.2	the written documents showing that AAA Company’s other shareholders agree with the Pledgor on establishing the pledge of share rights under this Agreement;

2.2.3	all other materials and documents reasonably required by the Pledgee.
2.3	The Pledgor shall deliver the capital contribution certificate to the Pledgee on the date of effectiveness of this Agreement, and go through the procedures for record of modification of the share register in AAA Company.

3	Scope of Security

3.1	The scope of security of the Pledged Stock Rights under this Agreement shall cover:
3.1.1	the Secured Debts as defined in Article 1.2 of this Agreement;

3.1.2	the expenditures paid by the Pledgee for enforcing its right of pledge under this Agreement.
4	Term of Right of Pledge

4.1	The valid duration of the right of pledge which the Pledgee enjoys under this Agreement shall commence on the effectiveness date of this Agreement until the three-year anniversary of the date when the last sum of guaranteed debt is due.

5	Exercise of the Right of Pledge

5.1	In the event that the Pledgor fails to pay off its debts under the Loan Agreement or the Share Rights Agreement to the Pledgee on time, or AAA Company fails to perform its payment obligation or other relevant obligations to the Pledgee under the Trademark License Agreement or the Technical Services Agreement, or the Pledgor breaches its responsibilities or obligations under this Agreement, the Pledgee shall be entitled to, within a scope permitted by the applicable laws, exercise the right of pledge at any time it considers appropriate within the duration of the right of pledge and in a method it considers appropriate. Such methods shall include but not be limited to:
5.1.1	negotiating with the Pledgor on paying off the Secured Debts by transferring to the Pledgee the Pledged Rights;

5.1.2	selling off the Pledged Rights, and paying off the Secured Debts with the proceeds from the sale;

5.1.3	retaining a competent institution to auction total or partial Pledged Rights; and/or

5.1.4	disposing of the Pledged Rights by taking other appropriate measures permitted by the applicable laws.

5.2	In the process when the Pledgee disposes of the Pledged Rights according to the preceding paragraph, the Pledgee shall be entitled to:
5.2.1	substitute the Pledgor to exercise the powers or rights relevant to the Pledged Rights as AAA Company’s shareholder;

5.2.2	pay necessary money for exercising any power or right imposed by this Agreement or the law upon the Pledgee;

5.2.3	exercise in a way it considers appropriate or permit other person to exercise any power or right under the Pledged Rights;

5.2.4	recover or claim the money payable to the Pledgor arising from the Pledged Rights for paying off the Secured Debts;

5.2.5	with respect to claim by any person for the rights relevant to the Pledged Rights in any respect, make settlement, reach reconciliation, resort to arbitration or litigation proceedings or seek any other measures it considers appropriate;

5.2.6	take all other actions permitted by law for the purpose of enforcing any of its rights under this Agreement.
5.3	At the Pledgee’s request, the Pledgor must assist the Pledgee in obtaining all necessary approvals or consents relevant to the Pledgee’s enforcement of its credit rights and the right of pledge.

5.4	Within the duration of the right of pledge, the Pledgee shall be entitled to collect the legal fruits of the Pledged Rights.

5.5	All the money collected by the Pledgee from the exercise of its right of pledge (including but not limited to the price obtained from disposing of the Pledged Rights and any proceeds derived from the Pledged Rights) shall be put into use in the following order on the premise of not violating other clauses of this Agreement:
5.5.1	It shall be at first used to pay all the expenses incurred to the Pledgee due to exercise of the right of pledge and/or other rights under this Agreement;

5.5.2	Then, it shall be used by the Pledgee to pay off the Secured Debts according to law;

5.5.3	If there is still remaining amount after the Secured Debts are paid off, the said amount shall be paid to the Pledgor or the person who is entitled to receive it, with no interest being paid.
6	Rescission of the Right of Pledge

6.1	If, at any time within the effective duration of the right of pledge, the secured debts are fully paid off, and the Pledgor no longer bears any obligation or liability under this Agreement, the Pledgee’s right of pledge under this Agreement shall be extinct on the date when all the Secured Debts are paid off. In such a case, at the Pledgor’s request, the Pledgee shall execute the written documents on the pledge of shares created under this Agreement and deliver them to the Pledgor, or assist the Pledgor in going through other procedures for rescinding the pledge of shares under this Agreement.

6.2	Unless otherwise prescribed in the preceding paragraph, the pledge of shares under this Agreement shall not be rescinded without the Pledgee’s prior written consent.

7	Nature of Security

7.1	The guaranty under this Agreement shall not be affected by other guaranties held by the Pledgee regarding the Secured Debts, and shall not affect the effectiveness of those other securities, either.

7.2	Neither the security nor the Pledgee’s rights under this Agreement shall be rescinded or affected due to any of the following circumstances:
7.2.1	the Pledgee’s offering a grace period to, rescission or mitigation of any person’s debts at any time;

7.2.2	any amendment, modification or supplement to the Loan Agreement, the Share Rights Agreement, the Trademark License Agreement and/or the Technical Services Agreement;

7.2.3	any disposal, modification or rescission of any other guaranty of the relevant secured debts;

7.2.4	reconciliation reached on the claims raised by any person between the Pledgee and such person;

7.2.5	any delay, act, nonfeasance or mistake arising out of the Pledgee’s exercise of its rights;

7.2.6	any circumstance which the Loan Agreement, the Share Rights Agreement, the Trademark License Agreement and/or the Technical Services Agreement or the performance thereof are considered ineffective; or

7.2.7	any other event which might otherwise affect the Pledgor’s obligations under this Agreement.
8	Public Notarial Procedures

8.1	After the effectiveness of this Agreement, the Pledgor shall, at the Pledgee’s request, cooperate with the Pledgee in going together to lawful public notary office to go through the notarial procedures as required by this Agreement, and shall provide all necessary cooperation as per the public notary office’s requirements.

8.2	All expenses incurred from the above mentioned notarial procedures shall be solely borne by the Pledgee.

9	Special Provisions

9.1	Without the Pledgee’s prior written consent, the Pledgor shall not assign any right it may enjoy under this Agreement or any obligation it shall bear hereunder to any other party.

9.2	The Pledgee shall be entitled to assign any of its rights or obligations under this Agreement to any third party at any time without being consented by the Pledgor. In such a case, the Pledgor shall unconditionally cooperate with the Pledgee in going through relevant procedures for assignment of the rights and obligations, including but not limited to execution of relevant agreement on change of contractual parties.
9.3	After the procedures for pledge of the shares under this Agreement are completed, unless the Pledgee makes a reverse decision and informs the Pledgor, the Pledgor shall be obligated to continue abiding by the legal provisions concerning the Pledged Rights, performing all rights and obligations relevant to the Pledged Rights (including but not limited to exercising all its powers and rights relevant to the Pledged Rights under AAA Company’s articles of association), and fulfilling the prudence and credibility obligations which a shareholder shall fulfill.

9.4	The Pledgee shall bear no obligation or legal liability for the Pledged Rights, nor does it have to perform any obligation that the Pledgor shall bear for the Pledged Rights. Without prejudice to the Pledgee’s rights under this Agreement, the Pledgee shall bear no obligation or legal liability to others for the Pledged Rights under this Agreement.

9.5	The Pledgor must timely notify the Pledgee of any event that might affect the Pledged Stock Rights or the value of the Pledged Stock Rights or might impede the Pledgor from performing its rights as AAA Company’s shareholder or harm or delay its performing such rights.

9.6	Without the Pledgee’s prior consent, the Pledgor may not conduct any of the following acts:
9.6.1	Amending or modifying in any other way AAA Company’s articles of association;

9.6.2	Establishing any further guaranty on the Pledged Rights beside the pledge created under this Agreement;

9.6.3	Disposing of any interest of the Pledged Rights in any way;

9.6.4	Conducting any act that might harm the Pledgee’s Pledged Rights or any of its rights under this Agreement.
9.7	Without the Pledgee’s written consent, the Pledgor shall not have the Pledged Rights transferred or re-pledged, or dispose of the Pledged Rights in any other way which may harm the right of pledge enjoyed by the Pledgee under this Agreement.

10	Representations, Commitments and Warranties

10.1	The pledgor hereby makes representations, commitments and warranties to the Pledgee as follows:
10.1.1	The Pledgor has lawful eligibility and necessary power to conclude this Agreement and is able to entirely perform any of its obligations under this Agreement;

10.1.2	The Pledgor has lawfully performed its obligation of contributing investments to AAA Company; is the only holder of the Pledged Rights; and has lawful, complete and full ownership over all the Pledged Rights under this Agreement;

10.1.3	AAA Company’s shareholders’ meeting has adopted a resolution on consenting to the pledge of shares pursuant to this Agreement;

10.1.4	Except the pledge established in this Agreement, the Pledgor has not established or permitted others to establish any security right on the Pledged Rights without the Pledgee’s prior written consent; the Pledged Rights are involved in no ownership dispute, are not distained or limited in other legal proceedings, but may be pledged and transferred according to the applicable laws;
10.1.5	There is neither existing or pending litigation, arbitration or administrative proceedings against the Pledged Rights and/or the Pledgor nor any such threat;

10.1.6	The Pledgor’s execution of this Agreement, exercise of the rights under this Agreement, or performance of the obligations under this Agreement will not violate any document or legal provision applicable to the Pledgor or its properties;

10.1.7	The pledge created under this Agreement constitutes an effective security of the secured debts, may be implemented according to its clauses, and shall not be restricted by any other’s rights, interests or claims at a preferential or equal status;

10.1.8	All documents delivered by the Pledgor to the Pledgee and relevant to this Agreement are authentic, complete and accurate in all substantive aspects, and there is no omission that might cause any information in such documents to be in any way incorrect or misleading;

10.1.9	This Agreement constitutes lawful, effective and binding obligations to the Pledgor, and may be subject to compulsory enforcement according to its clauses upon application.
10.2	The Pledgee hereby makes representations, commitments and warranties to the Pledgor:
10.2.1	The Pledgee is a lawfully established and validly existing limited liability company, has the right to conclude this Agreement and is able to perform its obligations under this Agreement.

10.2.2	The Pledgee has obtained all authorizations and consents for executing and performing this Agreement.
11	Breach Liability

11.1	If Party A or Party B (each, a “Party”) directly or indirectly violates any provision hereunder or fails to perform or fails to timely and fully perform any of its obligations hereunder and thus constitutes a breach of this Agreement, the non-defaulting Party (the “Non-Defaulting Party”) shall have the right to send a written notification requiring the defaulting Party (the “Defaulting Party”) to make corrections, take adequate, effective and timely measures to eliminate the effect thus caused, and indemnify the Non-Defaulting Party any losses suffered from the Defaulting Party’s breach of contract.

11.2	Upon occurrence of any breach of contract, if the Non-Defaulting Party, based on reasonable and objective judgment, believes that such breach of contract has caused it impossible or unfair for the Non-Defaulting Party to perform its corresponding obligations hereunder, then the Non-Defaulting Party may notify the Defaulting Party in writing that it will suspend its performance of its corresponding obligations hereunder, until the Defaulting Party has stopped its breach of contract, taken adequate, effective and timely measures to eliminate the effect thus caused, and indemnified the Non-Defaulting Party any losses suffered from the Defaulting Party’s breach of contract.

11.3	The Non-Defaulting Party’s losses to be indemnified by the Defaulting Party due to its breach of contract shall include the direct economic losses suffered by the Non-Defaulting Party due to the breach of contract and any expectable indirect losses and additional fees and costs, including but not limited to the lawyer’s fee, legal cost, arbitration cost, financial cost and travel cost, etc.
12	Force Majeure

12.1	A Force Majeure Event refers to any event uncontrollable, unpredictable, or unavoidable even predicted by the Parties hereunder, which interferes, affects or delays any Party’s performance of the whole or part of its obligations hereunder. Such events shall include, without limitation, the government’s act, acts of God, war, hacker’s attack or any other similar event.

12.2	Any Party suffering from a Force Majeure Event may suspend its performance of its relevant obligations hereunder thus prevented, without having to undertake any liability for breach of contract, until the effect of such Force Majeure Event is eliminated. However, such affected Party shall try its best to overcome such Force Majeure Event and reduce its adverse effect.

12.3	The Party affected by a Force Majeure Event shall provide the other Party with a legal certificate issued by the local notary public (or any other competent organ) for certifying such Force Majeure Event; otherwise, the other Party may request it to undertake breach liability according to this Agreement.

13	Effectiveness, Amendment and Termination

13.1	This Agreement shall become effective upon the satisfaction of the following conditions:
13.1.1	The pledgor and the Pledgee have formally executed this Agreement;

13.1.2	The pledge of the shares under this Agreement has been recorded in AAA Company’s register of shareholders.
13.2	Both parties may, after negotiations, amend this Agreement in the form of a written agreement at any time.

13.3	This Agreement shall be terminated when any of the following circumstances arises:
13.3.1	The duration of the right of pledge has elapsed;

13.3.2	Both parties rescind the pledge of the shares under this Agreement according to the clause of “Rescission of the Right of Pledge” in this Agreement;

13.3.3	The Pledgee and the Pledgor agree after negotiations to terminate this Agreement;

13.3.4	The Pledgee unilaterally consents on terminating this Agreement in advance.
13.4	The early termination of this Agreement shall not affect either party’s rights or obligations accrued under this Agreement prior to the date when this Agreement was early terminated.

14	Dispute Settlement

14.1	Any dispute arising out of interpretation or performance hereof shall be settled through friendly negotiation between the Parties.

14.2	If such negotiation fails, both Parties shall submit such dispute to China International Economic and Trade Arbitration Commission for arbitration according its current arbitration rules. The place of arbitration shall be Beijing, and the language of arbitration shall be Chinese. The arbitration award shall be final and binding on both Parties.
14.3	The formation, effectiveness, performance and interpretation hereof as well as dispute settlement shall be governed by the laws of the People’s Republic of China.

15	Miscellaneous

15.1	This Agreement is executed in triplicate, with each Party holding one, one copy for notary, all of which shall be of the same legal effect.

15.2	The headings used in this Agreement are for convenience only, and shall not affect the interpretation of any provision hereof.

15.3	Both Parties may modify and supplement this Agreement through written agreements. Such written agreement of modification or supplementation executed by both Parties shall constitute a part of, and be of the same legal effect as, this Agreement.

15.4	If any provision hereunder is held invalid or unenforceable in whole or in part due to violating laws or regulations or any other reason, the affected part of such provision shall be deemed deleted from the Agreement. The deletion of such affected part shall not affect the validity and enforceability of the other parts of such provision or that of other provisions hereof. Both Parties shall negotiate and enter into new provisions so as to replace such invalid or unenforceable provision.

15.5	Unless otherwise provided, any Party’s failure or delay in exercising any right, power or privilege shall not be deemed as a waiver of such right, power or privilege. Any single or partial exercise of any right, power or privilege shall not preclude exercise of any other right, power or privilege.

15.6	This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersede any and all previous or simultaneous oral and written agreements, understandings and communication between the Parties relating to such subject matter. Unless otherwise expressly provided herein, there shall not be any other express or implied obligations or undertakings between the Parties.

15.7	This Agreement shall be binding upon both parties and their respective successors and qualified assignees.

15.8	Any other matters not contemplated hereunder shall be subject to further negotiation between the Parties.

Shareholder	SINA.Com Technology (China) Co., Ltd.

Handwritten Signature:	Authorized Representative: